UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes     No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .)

Third Quarter 2007 Earnings Report

October 25, 2007

Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., or OMA, reported its unaudited, preliminary results for the third quarter and first nine months of 2007 today. All comparisons are with respect to the comparable period of the prior year.

Highlights

Third quarter 2007

▪	Passenger traffic totaled 3.8 million in the quarter, an increase of 27.6%. Eleven airports reported double digit increases. Domestic traffic grew 33.1% and international traffic grew 1.7%.
▪	Total net revenues increased 14.5% to Ps. 479 million.
▪	Costs rose 1.0% in the third quarter, as a result of cost controls.
▪	Operating income increased 20.0%.
▪	Adjusted EBITDA rose 22.9% to Ps. 274 million, equivalent to a 57.2% margin, and compared to a 53.3% margin in the prior year period.
▪	Net income increased 10.5% to Ps. 135 million. Earnings per share were Ps. 0.34, and earnings per American Depositary Share (ADS) were US$ 0.25.
▪

Capital expenditures were Ps. 93.9 million in the quarter. The most important investment underway is the construction of the new Terminal B at Monterrey; we estimate that work on the foundation and structure is 50% completed.

▪	In accordance with our dividend policy, OMA made the first and second quarterly installments of the dividend declared for 2006.
▪	We have begun repurchasing shares under our share repurchase program, which has an authorized limit of Ps. 100 million for the current year.

January – September 2007

▪	Passenger traffic was 10.6 million, and increase of 21.5%. Domestic traffic grew 28.8%, and international traffic decreased 3.7%.
▪	Total net revenues increased 12.5% to Ps. 1,383 million.
▪	Costs and administrative expenses increased a combined 4.9% compared to the prior year period.
▪	Operating income increased 13.5%.
▪	Adjusted EBITDA grew 17.2% to Ps. 778 million, equivalent to a 56.3% margin, and compared to 54.4% in the 2006 period.
▪	Net income increased 5.5% to Ps. 413 million. Earnings per share were Ps. 1.03, and earnings per ADS were US$ 0.76.
▪

Capital expenditures were Ps. 425.1 million, an increase of 85.4% compared to 2006. We are carrying out an investment program designed to maintain an optimal level of service in our airports, and to meet current and expected growth in passengers. Investments are above the levels committed in the Master Development Plans.

▪	Cash and cash equivalents as of September 30 were Ps. 1,900 million.

Passenger Traffic

Third quarter 2007

During the third quarter of 2007, total passenger traffic increased 27.6% (+813,522 terminal passengers), as a result of an increase in both domestic and international passenger traffic. Eleven airports had double digit rates of growth in total traffic. The airports with the highest rates of growth were Reynosa (+65.1%), Culiacán (+40%), Ciudad Juárez (+34.9%), Chihuahua (+32.5), and Monterrey (+31.8%). In August, Culiacán became our second largest airport after Monterrey.

Domestic traffic grew 33.1% as compared to the same quarter of 2006. Twelve of our 13 airports had increases in domestic traffic. This growth was due to the increase in routes and/or frequencies by some traditional airlines and to an even greater extent by the new airlines (Aladia, Alma, Avolar, Interjet, VivaAerobus, and Volaris) which began operating at the end of 2005 at OMA’s airports. Reynosa had the largest increase (+64.6%), followed by Culiacán (+40.8%). Passenger traffic at Zacatecas airport decreased 19% as a result of the temporary suspension of Lineas Aereas Aztecas starting in March 2007. The Civil Aviation Directorate (DGAC) announced on October 10, 2007 the beginning of proceedings to revoke their concession.

International traffic increased 1.7% as compared to the third quarter of 2006, reversing the declines recorded in the first two quarters of the year. Nine airports reported international passenger traffic growth, principally as a result of the performance of scheduled international airlines, particularly Delta and Mexicana. Monterrey, Mazatlán, and Torreón had the highest international traffic growth. The Acapulco, Zihuatanejo, Durango, and Tampico airports recorded decreases as a result of a reduction in frequencies of scheduled international flights and the cancellation of some international routes.

January - September 2007

During the first nine months of 2007, total passenger traffic increased 21.5% as a result of the increase in domestic passenger traffic that offset a decrease in international traffic. The largest increases in overall passenger traffic were in the airports serving regional centers and frontier cities, such as Culiacán (+38.0%), Torreón (+37.9%), Chihuahua (+32.2%), Ciudad Juárez (+29.0%) and Reynosa (+26.7%).The new airlines opened 15 routes, and accounted for 25.3% of total passenger traffic, up from 7.7% in the prior year period.

The increase of 28.8% in domestic traffic during the first nine months of 2007 was a result of the addition of routes and flight frequencies, principally by the new airlines. The airports with the highest domestic traffic growth were Torreón (43.2%), Durango (41.4%), Culiacan (+37.9%), Chihuahua (+36.1%), and Monterrey (32.4%).

International traffic decreased 3.7%. The cancellation of certain routes and the decrease in frequency of other flights affected principally the airports of Acapulco, Zihuatanejo, and Monterrey in terms of passenger volumes.

Revenues

Total net revenues during the third quarter of 2007 were Ps. 479.1 million, a 14.5% increase as compared to the third quarter of 2006. The mix of revenues in the third quarter of 2007 was 81.8% aeronautical revenues and 18.2% non-aeronautical revenues.

For the first nine months of 2007, total net revenues increased Ps. 153.6 million, a 12.5% increase as compared to the same period of 2006. The mix of revenues for the first nine months 2007 was 81.5% aeronautical revenues and 18.5% non-aeronautical revenues.

Aeronautical net revenues increased 14.8%, or Ps. 50.5 million, as compared to the third quarter of 2006. The increase reflects principally:

▪	a 24.1% increase in revenues from passenger charges (TUA, tarifa de uso de aeropuerto) for domestic passengers as a result of higher passenger volumes;
▪	a 2.2% decrease in TUA from international passengers; and
▪	a 6.9% increase in complimentary airport services and regulated leases revenues, which accounted in total for 24.6% of aeronautical revenues.

For the first nine months of 2007, aeronautical net revenues increased 13.3%, principally as a result of:

▪	a 22.8% increase in TUA from domestic passengers, as a result of higher passenger volumes;
▪	a 0.2% increase in TUA from international passengers; and
▪	a 5.4% increase in complimentary airport services and regulated leases revenues, which accounted for 25.5% of aeronautical revenues.

Total aeronautical revenues per passenger declined 10.0% in the third quarter and 6.8% in the first nine months of 2007, as compared to the prior year periods, as a result of the combination of the factors described above.

Non-aeronautical revenues increased at double digit rates for the first time in 2007, increasing Ps. 10.0 million or 13.0%. The growth in non-aeronautical revenues reflects the increase in traffic as well as initiatives to improve the commercial spaces in our terminals and investments in increased parking. During the third quarter, OMA tenants opened seven new stores, restaurants, or service businesses, including a new restaurant in Torreón.

The revenue items that showed the most significant increases were parking (Ps. +4.7 million, or +20.3%), restaurants (Ps. +1.8 million, or +26.6%), other leases (Ps. +1.4 million, or +18.1%), and car rentals (Ps. +1.1 million, or 17.8%). The items that had the largest reductions were other commercial activities (Ps. -0.6 million or -53.9%), and duty free (Ps. -0.1 million, or -4.9%), which was affected by the new security regulations on U.S. flights that went into effect in August 2006. However, it should be noted that duty free revenues for September increased for the first time in 2007. Non-aeronautical revenues during the third quarter were Ps. 23.1, an 11.4% decrease compared to the same prior year period.

During the first nine months of 2007, aeronautical revenues increased Ps. 21.4 million (+9.1%) as compared to the same prior year period. The items that recorded the highest increases were parking (Ps. +12.1 million or +18.4%), restaurants (Ps. +5.0 million or +27.2%), car rentals (Ps. +4.9 million or +28.9%), leasing of commercial space (Ps. +2.5 million or +11.1%), and other leases (Ps. +2.1 million or +9.4). The items that showed the largest decreases were other commercial revenues (Ps. -5.8 million or -85.9%) due to non-recurring revenues of Ps. 5.0 million in 2006, and duty free revenues (Ps. -1.6 million or -13.0%) as a result of the security measures discussed above and the reduction in international passengers. Non-aeronautical revenues per passenger were Ps. 24.1 during the first nine months of the year, a decreased of 10.2% compared to the prior year period.

Costs and operating expenses

Cost of services and administrative expenses, which are the direct result of the company’s operating activities, increased by 4.3% in the third quarter of 2007, compared to the prior year period. For the nine months of 2007, these costs and administrative expenses increased 4.9%. Costs and administrative expenses per passenger declined 18.2% in the third quarter of 2007 and 13.7% in the first nine months, as compared to the prior year periods.

▪

Cost of services increased 1.0% during the third quarter of 2007, as cost controls largely offset cost increases from temporary Terminal C at the Monterrey airport which was not operating in the 2006 period. The costs with the most significant increases were security (+Ps. 2.3 million) and insurance (+Ps. 1.1 million). For the first nine months of 2007, cost of services increased 3.9%, with the items showing the largest increases being security (+13.3%), insurance (+13.2%), water (+7.6%), and materials and supplies (+5.9%).

▪

General and administrative expenses increased 10.7% in the third quarter of 2007, as compared to the same period of 2006, principally as a result of professional fees (+Ps. 3.9 million) for legal, accounting, tax, communication and control services. For the first nine months of 2007, general and administrative expenses increased 6.8% principally as a result of higher professional fees (+Ps. 12.8 million) and payroll expenses (+Ps. 4.8 million). The increase in professional fees is principally the result of becoming a publicly-listed company.

Airport concession taxes and the technical assistance fee are calculated as a percentage of gross revenues and Adjusted EBITDA, respectively.

▪	Airport concession taxes, which are charged as 5% of gross revenues, increased 26.2% in the third quarter of 2007 and 16.4% in the first nine months of 2007.
▪

The technical assistance fee is calculated as the greater of US$3 million per year or 5.0% of Adjusted EBITDA before technical assistance. It decreased 15.0% in the third quarter of 2007 as a result of an increase in the level of accrual in the 2006 third quarter. For the nine month period, the technical assistance fee increased 17.7%, as compared to the same period of 2006.

Depreciation and amortization increased 31.1% during the third quarter of 2007. During the first nine months of 2007, depreciation increased 27.6%. These increases are principally a result of the increase in fixed assets and changes in the estimate of the useful life of runways, taxiways, and aprons effective since the fourth quarter of 2006.

Total costs and operating expenses were Ps. 280.8 million in the third quarter of 2007, an increase of 10.8%, as compared to the same period of 2006, principally because of increased depreciation and amortization charges, administrative expenses, and concession taxes. During the first nine months of 2007, costs and operating expenses increased Ps. 87.2 million or 11.8% as compared to the same prior year period.

Operating income was Ps. 198.2 million in the third quarter of 2007, an increase of 20.0% as compared to the prior year period. During the first nine months of 2007, operating income increased 13.5% to Ps. 557.5 million. The increase in operating income resulted from the faster growth of revenues as compared to costs and expenses.

Adjusted EBITDA

OMA’s Adjusted EBITDA, which is equivalent to UAFIDA in Mexico, increased 22.9% during the third quarter of 2007 to Ps. 273.9 million. During the first nine months of 2007, Adjusted EBITDA increased 17.2% to Ps. 778.5 million. These increases are a result of revenues growing in absolute terms more than operating costs and expenses.

The Adjusted EBITDA margin for the third quarter was 57.2%, as compared to 53.3% in the third quarter of 2006. For the first nine months of 2007, the Adjusted EBITDA margin was 56.3% as compared to 54.0% at the end of the same period of 2006.

Other income (expense), financing income, and taxes

Other income (expense), net was an expense in the third quarter of 2007 as compared to income in the same period of 2006. For the first nine months, other expense, net rose 13.7%. These variations reflect the fact that certain expense and income items that were included in this line item in 2006 have been recorded as increases or decreases to costs and operating expenses, effective January 1, 2007. In addition, this line item reflects the new Financial Information Norm NIF B3 “Income Statement,” which also became effective January 2007. This item now includes statutory employee profit sharing (PTU), previously included in taxes. Solely for comparative purposes, the presentation of taxes in 2006 results has been restated to include PTU in this line item instead of in taxes, in order to improve comparability.

Integral financing income in the third quarter of 2007 was Ps. 20.8 million, compared to the same quarter of 2006. This is principally the result of an exchange loss and a higher monetary position loss during the 2006 period. For the first nine months of 2007, integral financing income increased 12.2% compared to the 2006 period.

Tax expense in the third quarter of 2007 was Ps. 78.8 million, a 55.2% increase as compared to third quarter of 2006. During the first nine months of 2007, income tax expense was Ps. 208.7 million a 33.3% increase as compared to the prior year period. The new NIF B3 provides that this item comprises only asset tax (IMPAC) and income tax (ISR) expenses. To improve comparability, 2006 results have been restated to reflect this change. The increase in tax expense is principally the result of higher deferred income tax resulting from the partial amortization of prior period tax losses.

In September, the Mexican Congress approved a new minimum corporate flat rate tax (Ley del Impuesto Empresarial a Tasa Única, IETU) effective January 1, 2008. On the same date the asset tax will disappear. The Company is currently evaluating the impact of these changes to the tax law on its fourth quarter and full year 2007 results.

Net Income

Net income in the third quarter of 2007 rose to Ps. 134.9 million, an increase of 10.5% as compared to Ps. 121.9 million in the third quarter of 2006. Earnings per share were Ps. 0.34, and earnings per ADS were US$0.25. Each ADS represents eight Series B shares. For the first nine months of 2007, net income was Ps. 412.7 million, an increase of 5.5% as compared to the prior year period. Earnings per share were Ps. 1.03, and earnings per ADS were US$0.76.

Capital expenditures

Capital expenditures totaled Ps. 425.1 million in the first nine months 2007, an 85.4% increase as compared to the same period of 2006. These investments are designed principally to improve the terminals, runways, and platforms of our airports.

Investments were made in all 13 airports, with the principal investments in the third quarter of 2007 being:

▪	Work on the foundation and structure for Terminal B at the Monterrey airport; this work is now 50% completed.
▪	Installation of a 115,000 volt electrical transmission line at the Monterrey airport.
▪	Beginning of the installation of new air conditioning systems at the Acapulco and Zacatecas airports.
▪	Installation of luggage conveyor belts in the Chihuahua and Reynosa airports.
▪	Enlarging by 50% the parking area at the Durango airport.
▪	Enlarging and remodeling of the firefighting and emergency services buildings at the Ciudad Juárez and Torreón airports; acquisition of new firefighting equipment for the majority of our airports.

Liquidity

During the first nine months of 2007, cash and equivalents increased Ps. 260.9 million, despite the Ps. 425.1 million used for capital expenditures and the payment of the first quarterly dividend installment of Ps. 111.7 million.

As of September 30, 2007, OMA had cash and cash equivalents of Ps. 1,899.6 million, a 1.9% increase as compared to September 30, 2006. OMA has no debt.

Other developments

Repurchase program: On April 27, 2007 OMA’s Annual Shareholder’s Meeting approved the creation of a Ps. 400 million reserve for the repurchase of its shares, of which Ps. 100 million was approved for use in operations during 2007. On August 31, 2007 OMA announced the beginning of its share repurchase program.

First and second quarterly dividend payment: On July 16, 2007 and October 15, 2007 OMA paid the first and second of four installments of the dividend approved by the Shareholders’ Meeting held on April 27, 2007. The payment amount for each installment was Ps. 0.26851588645 per share.

OMA will hold a conference call on October 26, 2007 at 10:00 am EDT, 9:00 am Mexico City time, to discuss the third quarter 2007 earnings.

The conference call is accessible by calling (800) 922-9655 toll-free from the U.S. or +1 (973) 935-2407 from outside the U.S. The confirmation code is 9363754. A taped replay will be available through November 2, 2007 at (877) 519-4471 toll free or +1 (973) 341-3080.

The conference call will also be available by webcast at http://ir.oma.aero/events.cfm.

(Thousands of terminal passengers-excludes transit passengers)

Total Passengers	3T 06	3T 07	% Var.	9M 06	9M 07	% Var.
Acapulco	193.5	220.3	**13.9**	757.9	805.7	**6.3**
Ciudad Juárez	184.3	248.7	**34.9**	513.0	662.0	**29.0**
Culiacán	212.3	297.5	**40.1**	603.7	833.2	**38.0**
Chihuahua	185.2	245.5	**32.5**	483.4	639.1	**32.2**
Durango	71.2	81.8	**14.8**	169.3	211.3	**24.8**
Mazatlán	161.6	208.1	**28.8**	624.9	683.7	**9.4**
Monterrey	1,377.7	1,816.4	**31.8**	3,876.8	4,885.0	**26.0**
Reynosa	36.5	60.2	**65.1**	101.8	129.1	**26.7**
San Luis Potosí	60.3	71.7	**19.0**	173.6	195.4	**12.5**
Tampico	123.7	151.7	**22.7**	350.3	433.9	**23.9**
Torreón	111.7	143.3	**28.3**	286.4	395.0	**37.9**
Zacatecas	98.5	79.8	**(19.0)**	256.7	215.2	**(16.2)**
Zihuatanejo	134.5	139.4	**3.6**	531.6	522.2	**(1.8)**
Total	**2,950.9**	**3,764.5**	**27.6**	**8,729.5**	**10,610.7**	**21.5**

Domestic Passengers	3T 06	3T 07	% Var.	9M 06	9M 07	% Var.
Acapulco	151.3	187.6	**24.0**	471.6	546.7	**15.9**
Ciudad Juárez	184.0	248.2	**34.9**	512.1	660.6	**29.0**
Culiacán	204.0	287.2	**40.8**	582.4	803.0	**37.9**
Chihuahua	165.2	222.8	**34.9**	425.5	578.9	**36.1**
Durango	52.7	69.1	**31.2**	132.6	187.5	**41.4**
Mazatlán	100.1	136.6	**36.5**	274.1	339.4	**23.9**
Monterrey	1,132.0	1,559.9	**37.8**	3,165.0	4,189.3	**32.4**
Reynosa	36.4	60.0	**64.6**	101.8	128.7	**26.5**
San Luis Potosí	38.3	48.4	**26.3**	115.5	136.4	**18.1**
Tampico	110.5	138.9	**25.7**	309.8	397.5	**28.3**
Torreón	91.9	120.4	**31.0**	234.0	335.0	**43.2**
Zacatecas	68.6	48.0	**(30.0)**	182.4	143.4	**(21.4)**
Zihuatanejo	93.9	106.2	**13.2**	264.7	278.4	**5.2**
Total	**2,428.9**	**3,233.4**	**33.1**	**6,771.5**	**8,725.0**	**28.8**

International Passengers	3T 06	3T 07	% Var.	9M 06	9M 07	% Var.
Acapulco	42.2	32.7	**(22.6)**	286.3	258.9	**(9.5)**
Ciudad Juárez	0.3	0.5	**56.2**	1.0	1.3	**40.5**
Culiacán	8.2	10.2	**24.2**	21.3	30.2	**41.9**
Chihuahua	20.0	22.7	**13.4**	57.9	60.2	**3.9**
Durango	18.5	12.7	**(31.5)**	36.7	23.8	**(35.1)**
Mazatlán	61.4	71.5	**16.4**	350.9	344.3	**(1.9)**
Monterrey	245.7	256.5	**4.4**	711.8	695.6	**(2.3)**
Reynosa	0.0	0.2	-	0.1	0.4	-
San Luis Potosí	22.0	23.4	**6.3**	58.2	59.0	**1.5**
Tampico	13.1	12.8	**(2.4)**	40.4	36.4	**(10.1)**
Torreón	19.8	22.9	**15.8**	52.4	60.0	**14.5**
Zacatecas	30.0	31.8	**6.0**	74.3	71.8	**(3.3)**
Zihuatanejo	40.6	33.2	**(18.4)**	266.9	243.7	**(8.7)**
Total	**522.0**	**531.0**	**1.7**	**1,958.0**	**1,885.7**	**(3.7)**

See notes and disclaimers

Note: In the third quarter of 2006 OMA adopted a new method for the allocation of inter-company expenses. The application of this method is expected to provide greater efficiency in the management of cash flows within OMA. This change affected operating income and Adjusted EBITDA reported by individual airports but is eliminated in consolidation, and thus does not affect our consolidated results.

Notes and disclaimers

Aeronautical revenues: are revenues from rate regulated services. These include departing passenger charges (TUA), aircraft landing fees, aircraft parking charges, passenger and carry-on baggage screening, use of passenger jetways, and other complementary services.

Cargo unit: equivalent to 100 kg of cargo.

Constant pesos: All peso (Ps.) amounts are expressed in constant pesos of September 30, 2007 purchasing power.

Earnings per share and ADS: the weighted average of shares or ADS outstanding for each period (3 months and 9 months) is used.

Adjusted EBITDA: OMA defines Adjusted EBITDA as net income minus net comprehensive financing income plus income taxes, asset tax, and depreciation and amortization, and excludes other income (expense). Adjusted EBITDA is equivalent to the concept UAFIDA in Mexico. Adjusted EBITDA should be considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that Adjusted EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA and Adjusted EBITDA are not defined under U.S. GAAP, and may be calculated differently by different companies.

Exchange rate: Amounts in U.S. dollars (US$) are converted at an exchange rate of Ps. 10.9315/US$.

Maximum Rate System: The Ministry of Communications and Transportation (SCT) regulates all our aeronautical revenues under a maximum rate system, which establishes the maximum amount of revenues per workload unit (one terminal passenger or 100kg of cargo) that may be earned by each airport each year from all regulated revenue sources. The concessionaire sets and registers the specific prices for services subject to regulation, which may be adjusted every six months as long as the combined revenue from regulated services per workload unit at an airport does not exceed the maximum rate. The SCT reviews compliance with maximum rates on an annual basis, after the close of each year.

Mexican Financial Information Norms (NIF): financial statements and other information are presented in accordance with current Financial Information Norms in Mexico. These norms differ in certain significant respects from U.S. GAAP.

Non-aeronautical revenues: are revenues that are not subject to rate regulation. These include commercial services such as parking, advertising, car rentals, leasing of commercial space, freight management and handling, and other lease income.

Passengers: all references to passenger traffic volumes are to terminal passengers.

Passengers that pay passenger charges (TUA, Tarifa de Uso de Aeropuerto): departing passengers, excluding connecting passengers, diplomats, and infants.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period.

Regulated leases: leases of space to airlines and other service providers that are necessary for providing aeronautical services.

Segment results: In 2006 we adopted a new method for the allocation of inter-company expenses. The application of this method is expected to provide greater efficiency in the management of cash flows within OMA. This change affected operating income and Adjusted EBITDA reported by individual airports but is eliminated in consolidation, and thus does not affect our consolidated results. The segment results for the third quarter and first nine months of 2007 reflect this change.

Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Unaudited financials: financial statements for the Third quarter of 2007 are unaudited, preliminary statements.

Workload Unit: one Terminal passenger and/or one cargo unit.

Forward looking statements: This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 900 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: October 26, 2007